DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
09/10/2009

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,054,740

8. SHARED VOTING POWER
434,335

9. SOLE DISPOSITIVE POWER
1,489,075
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,489,075

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.77%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This statement constitutes Amendment #1 to the schedule 13d filed July 15, 2008 Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 20, 2009, 11,657,223 shares were outstanding as of June 30, 2009.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,489,075 shares of MSY or 12.77% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of MSY were sold:

Trade Date	Quantity	Price
8/12/09		8,700		$5.1585
8/13/09		1,700		$5.1612
8/17/09		5,100		$5.0402
8/18/09		5,300		$5.0700
8/19/09		700		$5.0300
8/20/09		100		$5.0700
8/21/09		2,900		$5.0631
8/24/09		8,000		$5.0838
9/08/09		4,700		$5.0800
9/10/09		3,900		$5.1000
9/11/09		16,000		$5.1000
9/14/09		5,000		$5.1000
9/15/09		50,000		$5.1310
9/16/09		29,400		$5.2001


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



Dated: 09/21/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP